SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Headwaters Incorporated

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

42210P102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 42210P102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Canton Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,235,097
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,235,097
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,235,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% **
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 42210P102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Archer Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,235,097
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,235,097
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,235,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% **
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 42210P102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua A. Lobel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,235,097
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,235,097
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,235,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 42210P102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric J. Edidin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,235,097
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,235,097
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,235,097
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, $.001 par value (the “Common Stock”), of Headwaters Incorporated, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, an individual, as a principal of Canton, and (iv) Eric J. Edidin, an individual, as a principal of Canton (the persons mentioned in (i) (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All shares of Common Stock reported in this Schedule 13G are held by the Funds.

Item 1(a)	Name of Issuer.

Headwaters Incorporated

Item 1(b)	Address of Issuer’s Principal Executive Offices.

10701 South River Front Parkway, Suite 300 South Jordan, Utah

Item 2(a)	Name of Person Filing.

(i) Archer Capital Management, L.P. (“Archer”), (ii) Canton Holdings, L.L.C. (“Canton”), (iii) Joshua A. Lobel (“Mr. Lobel”) and (iv) Eric J. Edidin (“Mr. Edidin”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

570 Lexington Avenue, 40th Floor New York, New York 10022.

Item 2(c)	Citizenship or Place of Organization.

Archer is a Delaware limited partnership. Canton is a Delaware limited liability company. Mr. Lobel and Mr. Edidin are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, $.001 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

42210P102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a	)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b	)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c	)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d	)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e	)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f	)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g	)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h	)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i	)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j	)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Canton, Archer, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of the 5,235,097 shares of Common Stock held by the Funds.

(b)	Canton, Archer, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of 7.2% of the Issuer’s outstanding shares of Common Stock. This percentage was calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by the Reporting Persons by (ii) the 73,155,132 shares of Common Stock outstanding as of October 31, 2013, as reported in the 10-K filed by the Issuer with the Securities and Exchange Commission on November 18, 2013.

(c)	Canton, Archer, Mr. Lobel and Edidin have the shared power to vote and dispose of the 5,235,097 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Funds have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated as of February 14, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Archer Capital Management, L.P.

By:	Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

/s/ Joshua A. Lobel
Joshua A. Lobel

/s/ Eric J. Edidin
Eric J. Edidin